CHINA FOOD AND BEVERAGE ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

May 7, 2010

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE Mail Stop 3561

Washington, D.C. 20549

Re:

China Food and Beverage Acquisition Corp. (the “Company”)

Form 10-12(g), Amendment 2

Filed April 8, 2010

File No. 0-53840

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Staff’s letter to China Food and Beverage Acquisition Corp. (the “Company”), concerning the Company’s Form 10-12(g), Amendment No. 2 filed with the Securities and Exchange Commission on April 8, 2010 (the “Amendment No. 2”) and Form 10-K for the fiscal year ended December 31, 2009 and dated April 21, 2010 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Form 10-12(g), Amendment 2

Certain Relationships and Related Transactions, page 14

1.   Please revise to indicate the amount of fees and expenses that the company has agreed to repay Guangdong Wealth and Guangdong SME.

RESPONSE:

After consultation with the Staff and in order to reduce the costs associated with a third amendment to the Company’s Form 10, the Company has revised its disclosure in the amendment number one to its Form 10-K (the “Form 10-K Amendment”), filed as of the date of the filing of this correspondence, to indicate the amount of fees and expenses that the Company has agreed to repay Guangdong Wealth and Guangdong SME.  Additionally, the Company will ensure that all future filings contain such disclosure as appropriate.

Form 10-K for the Year Ended December 31, 2009

Item 9A.  Controls and Procedures, page 9

Evaluation of Disclosure Controls and Procedures, page 9

2. We note that you did not conclude whether your disclosure controls and procedures (DC&P) were effective in ensuring that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communication to management as appropriate to allow timely decisions regarding required disclosure.  Please revise your conclusion to either (1) conclude under each component of the definition of DC&P as defined in Exchange Act Rule 13a-15(e), or (2) simply conclude that your DC&P were effective.  Refer to Item 307 of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company has filed an amendment to its Form 10-K (the “Form 10-K Amendment”) to revise its disclosure to conclude that its disclosure controls and procedures were effective.

Directors, Executive Officers, Promoters…, page 10

3. Please revise to briefly discuss, for Chen Quan, the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the company at the time the disclosure is made, in light of the company’s business and structure.

RESPONSE:

In response to the Staff’s comments, the Company has revised the biographical information for Chen Yi Quan in the Form 10-K Amendment.

Certain Relationships and Related Transactions, page 12

4. Please revise to indicate the amount of fees and expenses that the company has agreed to repay Guangdong Wealth and Guangdong SME.

RESPONSE:

The Company has revised its disclosure in the Form 10-K Amendment to indicate the amount of fees and expenses that the Company has agreed to repay Guangdong Wealth and Guangdong SME.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Food and Beverage Acquisition Corp.

By: /s/ Chen Yi Quan

Chen Yi Quan

Principle Executive Officer